

August 15, 2012

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Incapital Unit Trust, Series 9
        File No. 333-182742

Dear Mr. Warren:

        We have reviewed the registration statement on Form S-6 for Incapital Unit Trust, Series 9 (the "Trust"), filed with the Commission on July 18, 2012. The registration statement offers North American Dividend Builders Portfolio, 3Q 2012 (the "Portfolio"). We have the following comments.

Part A

Principal Investment Strategy (p. 2)

1.   Please explain why you believe domicile alone is sufficient to determine that a company is tied economically to North America for the purpose of compliance with Rule 35d-1 under the Investment Company Act of 1940. Also, please disclose that the Portfolio will invest at least 80% of total assets, or net assets plus borrowings, in securities of companies tied economically to North America.

2.   Will the portfolio be limited to common stock? If not, please include appropriate strategy and risk disclosure for each type of security in which the portfolio will be invested.

3.   Please also clarify the market capitalization range of the portfolio securities: if the Portfolio will contain mid- or small-cap securities, please disclose this, and provide appropriate risk disclosure.

The Goldman Sachs North American Dividend Builders Basket (p. 5)

4.   Please provide the market capitalization range of the Portfolio's securities in U. S. dollars.

5.   What types of securities do Canadian income trusts hold? What are the main risks of investing in ITUs? What is the meaning of "representative of the Canadian equity market"?

Principal Risks (p. 12)

6.   Will the Portfolio be concentrated in an industry or group of industries? If so, please disclose this, along with the risks of concentration.

7.   In the risk factor "Current economic conditions", is it appropriate to discuss developments in European and Asian markets given that the Portfolio primarily invests in securities in North America? Should any developments specific to Canada be added to this risk factor?

The return on the units will not be adjusted for changes in CAD/USD currency exchange rates (p. 15)

8.   Please explain the following statement "Although the constituent securities of the basket are traded in CAD and the units are denominated in USD, any amount payable on the units will not be adjusted for changes in the CAD/USD exchange rates after the selection of the portfolio." What is the meaning of "amount payable on the units"? Why will it not be adjusted for changes in currency exchange rates?

The Trust invests in ITUs . . . (p. 16)

9.   Please state with specificity the principal risks of investing in ITUs. Please explain how the rights and obligations of shareholders of Canadian income trusts differ from those of Canadian or U. S. corporations. Please explain how the "liabilities of holders of ITUs may exceed the face amount of their holdings."

Statement of Financial Condition (p. 26)

10.   Please correct the formatting of the footnotes to the chart so that they properly align with their corresponding textual disclosure.

Part B

Unitholders of the Trust that holds . . . (B-10)

11.   There is a sentence suggesting that the Trust will hold "closed-end funds or other investment securities." Is that sentence appropriate for this Portfolio? There is no prior discussion of the Portfolio holding these types of securities.

Trust Administration (B-17)

Changes to Your Portfolio (B-18)

12.   Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

Tax Status (B-24)

Distributions (B-24)

13.	Please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested. Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel